Robert J. Fitzsimmons                                Embargo until
      602/ 207-5759                                        8:00 a.m. (E.S.T.)


                              The FINOVA Group Inc.

          Announces 18% Increase in Earnings From Continuing Operations
                            For First Quarter of 1997

                              Managed Assets Up 16%

                      Interest Margins Earned Increase 21%




PHOENIX, Ariz., April 15, 1997 -- The FINOVA Group Inc. (NYSE:FNV) today reported income from continuing operations and net income of $31.7 million ($1.13 per common share) for the first quarter of 1997, compared to income from continuing operations of $26.8 million ($0.96 per common share) in the first quarter of 1996, an increase of 18% in both income and earnings per common share from continuing operations.

         "The company's earnings were driven by the 16% growth in managed assets over the last 12 months and higher interest margins," said FINOVA Chairman and CEO Sam Eichenfield. "FINOVA also managed to avoid some of the portfolio quality issues that other lenders have experienced as evidenced by our continuing low nonearning percentage of 2.0% of managed assets and our record reserve coverage of 96% of nonearnings."

         Interest margins earned when compared to the first quarter of 1996 increased 21% to $103.5 million from $85.2 million and as a percentage of average earning assets increased to 5.9% from 5.7%. Interest margins earned for the quarter reflected the growth in managed assets, including increased new business and fee-based volume of $1.43 billion in the first quarter of 1997, compared to $1.34 billion in 1996. "The increase in the interest margin percentage to 5.9%, during a period of rising interest rates, demonstrates that the company's margins generally are not affected by changes in interest rates," Eichenfield noted. "In addition to solid new business in the first quarter, the company increased its backlog to a record $1.54 billion at the end of the period."

         Selling, general and other operating expenses included increased costs related to new business added, as well as incentive compensation tied to a higher average stock price during the quarter. However, as a percentage of interest margins earned, these expenses remained comparable to the prior year's first quarter at 44.3% in 1997 compared to 44.1% in 1996.

         Income taxes for the first quarter of 1997 were higher than in 1996 primarily due to the increase in pre-tax income and certain foreign tax effects.

         The company paid $1.2 million of preferred securities dividends, net of tax, on trust-originated preferred securities ("TOPrS") issued in December 1996.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing a broad range of secured financing and leasing products from $500,000 to $35 million to midsize business.

         For more information about The FINOVA Group Inc., visit the company's Website at www.finova.com.
                                       ###

                              The FINOVA Group Inc.

                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)

                                                                                                Quarter Ended
                                                                                                  March 31,
                                                                                     ------------------------------------
                                                                                          1997                 1996
                                                                                     ---------------      ---------------
Interest earned from financing transactions                                          $     191,112        $     167,679

Operating lease income                                                                      25,965               22,973

Interest expense                                                                           (97,172)             (88,224)
Operating lease depreciation                                                               (16,449)             (17,278)
                                                                                     -------------        -------------
Interest margins earned                                                                    103,456               85,150


Provision for possible credit losses                                                        (8,000)             (11,624)
Gains on sale of assets                                                                      3,233                6,730
Selling, administrative and other operating expenses                                       (45,878)             (37,587)
                                                                                     -------------        -------------

Income before income taxes                                                                  52,811               42,669
Income taxes                                                                               (19,998)             (15,913)
                                                                                     -------------        -------------
Income from continuing operations before preferred dividends                                32,813               26,756

Preferred dividends, net of tax                                                             (1,155)                ----
                                                                                     -------------        -------------
Income from continuing operations                                                           31,658               26,756

Income from discontinued operations                                                           ----                  365
                                                                                     -------------        -------------

Net Income                                                                           $      31,658        $      27,121
                                                                                     =============        =============

Earnings from continuing operations per common  and equivalent share                 $        1.13        $        0.96
                                                                                     =============        =============
Earnings per common and equivalent share                                             $        1.13        $        0.97
                                                                                     =============        =============

Dividends declared per  common share                                                 $        0.24        $        0.22
                                                                                     =============        =============

Average outstanding common and equivalent shares                                        27,924,000           27,923,000
                                                                                     =============        =============

                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                                                   As of
                                                                            As of March 31                       December 31
                                                               ----------------------------------------- --- -------------------
FINANCIAL POSITION:                                                   1997                  1996                   1996
                                                               -------------------    ------------------    --------------------
 Ending funds employed (EFE) (2)                               $       7,479,373      $      6,442,945      $      7,298,759
 Securitizations and participations sold (3)                             380,994               342,663               364,546
                                                               -----------------      ----------------      ----------------
   Total managed assets (2)                                            7,860,367             6,785,608             7,663,305
 Reserve for possible credit losses (2)                                  152,545               133,403               148,693
 Nonaccruing assets (2)                                                  158,255               145,132               155,505
 Nonaccruing assets as  % of managed assets (5)                             2.0%                  2.2%                  2.0%
 Reserve for possible credit losses as a % of:
   Ending managed assets (5)                                                2.0%                  2.0%                  2.0%
   Nonaccruing assets                                                      96.4%                 91.9%                 95.6%
 Total debt                                                    $       6,010,987      $      5,736,159      $      5,850,223
 Preferred securities                                                    111,550                ---                  111,550
 Common stockholders' equity                                             925,588               847,358               929,591
 Backlog                                                               1,544,051             1,078,232             1,477,239

                                                                                                                For the Year
                                                                        For the Quarter Ended                      Ended
                                                                              March 31,                         December 31,
                                                               ------------------- -- ------------------     -------------------
PERFORMANCE HIGHLIGHTS:                                               1997                  1996                    1996
                                                               -------------------    ------------------     -------------------
 Average managed assets (2)                                    $       7,735,154      $       6,660,262      $       7,041,708
 Average earning assets (4) (2)                                        6,957,488              6,016,735              6,324,545
 New business (2)                                                        611,634                649,406              2,740,353
 Fee-based volume                                                        815,251                694,093              2,937,311
 Write-offs (2)                                                            5,300                  7,858                 32,017
 Write-offs (annualized) as a % of
  average managed assets (5)                                               0.28%                  0.47%                  0.46%
 Interest margins earned
  (annualized) as a % of average
  earning assets                                                            5.9%                   5.7%                   5.8%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                                                  44.3%                  44.1%                  41.9%
Return (annualized) on average common
 equity                                                                    13.6%                  12.8%                  13.3%

--------------------------------------------------------------

(1)      Averages for the periods presented are based on month-end balances.
(2)      Excludes discontinued operations disposed of during 1996.
(3) Securitizations are assets sold under securitization agreements and managed by the Company.
(4) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.
(5) Excludes participations sold in which the Company has transferred credit risk.